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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-56520

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/24/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bridgeway Securities Corp

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Chisholm Trail RD Suite 450
(No. and Street)

Round Rock	Texas	78681
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	Eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company
(Name – if individual, state last, first, and middle name)

5910 Courtyard Drive, Suite 230	Austin	TX	78731
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Isaac Taylor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bridgeway Securities Corp, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

____

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bridgeway Securities Corp

Annual Audit Report

For the Period June 24, 2025 (Approval as a FINRA Member) to June 30, 2026

Bridgeway Securities Corp

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Stockholders' of Bridgeway Securities Corp

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bridgeway Securities Corp as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bridgeway Securities Corp as of June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bridgeway Securities Corp's management. Our responsibility is to express an opinion on Bridgeway Securities Corp's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bridgeway Securities Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Bridgeway Securities Corp's auditor since 2026.

Austin, Texas
August 24, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Bridgeway Securities Corp

Statement of Financial Condition
June 30, 2026

Assets

Cash Equivalents and Restricted Cash	$	317,299
Accounts receivable		95,563
Secured Demand Note Receivable		1,000,000
Other assets		1,381
Total assets	$	1,414,243

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses		49,225
Subordinated loan payable		1,000,000
Total liabilities	$	1,049,225
Stockholders' equity:		
Common stock, 590,154.54 shares at par value		5,902
Additional paid-in capital		584,253
Accumulated deficit		(225,137)
Total Stockholders' equity		**365,018**
Total liabilities and Stockholders' equity	**$**	**1,414,243**

The accompanying notes are an integral part of these financial statement

Bridgeway Securities Corp
Notes to Financial Statement
For the Period June 24, 2025 (Approval as a FINRA Member) to June 30, 2026

1. Organization and Description of Business:

Bridgeway Securities Corp (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"), which it has been since June 24, 2025. The Company was incorporated in Texas on December 26, 2024, and is owned by Bridgeway Capital Partners, LLC (the "Parent"), Isaac Taylor, CEO, and Jasen Blankney, Director.

The Company is authorized to conduct over-the-counter retail transactions in corporate equity securities, sell corporate debt securities, serve as an underwriter or a selling group participant, trade U.S. government securities, facilitate transactions of listed securities through exchange members, engage in private placements of securities, and provide merger and acquisition advisory services.

During the year ended June 30, 2026, the Company's principal operating activity consisted of participating as a co-manager in registered debt offerings. The Company also maintains a fully disclosed clearing arrangement whereby customer and proprietary accounts, if any, may be introduced through Herold & Lantern Investments, Inc. and carried and cleared by Pershing LLC. The Company does not carry customer accounts or receive or hold customer funds or securities and claims an exemption under SEC Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies:

Basis of Presentation:
The accompanying financial statement have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"), as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates:
The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the year reported. Actual results could differ from those estimates.

Concentration of Credit Risk:
Cash and cash equivalents include deposit accounts at two banks, with deposits insured by the FDIC up to $250,000. The Company faces potential credit risk for funds exceeding these insurance limits. To mitigate this, the Company maintains cash balances with reputable financial institutions. As of June 30, 2026, the Company's cash balances at various banks do not exceed FDIC insurance limits.

Cash Equivalents and Restricted Cash:
The Company considers all demand deposits held at banks and certain highly liquid investments with original maturities of three months or less, excluding those held for sale in the ordinary course of business, to be cash equivalents. As of June 30, 2026, the Company had no cash equivalents.

The Company holds a deposit with its clearing broker as mandated by the clearing agreement. The deposit is classified as restricted cash, recorded at cost, and refundable upon termination of the agreement in accordance with the broker's terms. The Company is required to maintain a minimum deposit balance of $100,000. In addition, the Company maintains a restricted cash account with Mercury totaling approximately $12,470 as of June 30, 2026. Total restricted cash is included in the reconciliation of cash, cash equivalents, and restricted cash presented in the statement of cash flows.

Accounts Receivable and Allowance for Expected Credit Losses:
The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, "Financial Instruments – Credit Losses (ASC 326)". ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company records accounts receivable at gross value, without deducting bad debts. Management conducts an annual review of trade accounts to assess collectability. No collateral is held against accounts receivable, and interest is not accrued on these receivables.

2. Summary of Significant Accounting Policies, Continued:

Accounts Receivable and Allowance for Expected Credit Losses, Continued:
The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee and general receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection.

As of June 30, 2026, management has determined that the outstanding account receivables are still considered collectible and no allowance for credit losses was necessary.

Customer	Revenue	AR
Customer A	21%	0%
Customer B	30%	59%
Customer C	17%	0%
Customer D	33%	41%

Fair Value Measurements:
The Company follows the guidance in FASB ASC 820, "Fair Value Measurement". Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company characterizes its investments in securities based on the order of liquidity of the inputs used to value the investments into a three-level fair value hierarchy.

The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [level 1] and the lowest order of liquidity to unobservable inputs [level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments.

As of June 30, 2026 the Company holds no securities.

Income Taxes:
The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes." Federal income taxes are calculated and recorded based on current period activity and in accordance with applicable tax laws and regulations. Deferred tax expenses and benefits are recognized for the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using the enacted tax rates in effect in the years when the differences are expected to reverse.

2. Summary of Significant Accounting Policies, Continued:

Income Taxes, Continued:
The Company accounts for income tax uncertainties in accordance with FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for income tax uncertainties recognized in an enterprise's financial statement. It prescribes a recognition threshold and the recognition and measurement of tax positions taken or expected to be taken in a tax return. The ASC also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of June 30, 2026, the Company had no material unrecognized tax positions and no uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations, and their interpretations, as well as other factors. Generally, federal and state authorities may examine the Parents' income tax returns for three years from the filing date.

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which is intended to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information within the income tax rate reconciliation and income taxes paid disclosures. It also includes certain other amendments intended to improve the effectiveness of income tax disclosures. Specifically, this ASU requires a tabular income tax rate reconciliation using both percentages and amounts disaggregated into specific categories with certain reconciling items at or above 5% of the statutory tax, further disaggregated by its nature and/or jurisdiction. Additionally, income taxes paid will be required to be presented by federal, state, local and foreign jurisdictions, including amounts paid to individual jurisdictions representing 5% or more of the total income taxes paid. This ASU became effective for the Company on February 1, 2025, at which time it was adopted. The Company has included the required disclosures within Note 7.

3. Subordinated Loan Secured by Investment Securities:
The Company has a $1,000,000 FINRA-approved secured demand note ("SDN") arrangement with a lender. Under the arrangement, the Company holds a $1,000,000 secured demand note receivable from the lender and has a corresponding $1,000,000 liability subordinated to the claims of general creditors. The Company had not exercised its demand right as of June 30, 2026 and, accordingly, no cash proceeds had been received under the note. The lender pledged investment securities as collateral for its obligation under the SDN, which had a fair value of $1,075,344 at June 30, 2026. The Company is obligated to pay the lender an amount equal to 9% per annum on the $1,000,000 subordinated obligation. The SDN's scheduled maturity has been extended to August 22, 2027 pursuant to the agreement's automatic rollover provision. The arrangement is subject to applicable collateral, repayment, and regulatory net capital restrictions. Thomas King holds an indirect minority ownership interest of less than 5% in the Company through his interest in its Parent Company.

The Company holds a $1,000,000 Secured Demand Note Receivable from a lender that is collateralized by pledged investment securities. The note had not been called as of June 30, 2026, and no cash proceeds had been received by the Company. The pledged collateral had a fair value of $1,075,344 at June 30, 2026.

4. Recently Released Accounting Pronouncements:
The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statemen in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended June 30, 2026, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

5. Segment Reporting:
The Company follows ASC 280, "Segment Reporting", which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach and qualitative and quantitative criteria established by ASC 280, the Company is considered a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the nature of business and summary of significant accounting policies.

The segment revenue and significant expenses are included in the Company's statement of operations. The measurement of segment assets is reported on the statement of financial condition as total assets.

6. Income Tax Provision:
The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. For the year ended June 30, 2026, the Company recorded no current federal or state income tax expense due to its taxable loss oposition.

Deferred Tax Assets and Liabilities

Significant components of the Company's deferred tax assets and liabilities as of June 30, 2026 are as follows:

Deferred Tax Assets (Liabilities)	**Amount**
Net operating loss carryforwards	$ 22,585
Lease liability (ASC 842)	-
Fixed assets	-
Startup and organizational costs	-
Unrealized gains (DTL)	-
Right-of-use asset (DTL)	-
Gross deferred tax assets	22,585
Gross deferred tax liabilities	-
Net deferred tax asset before valuation allowance	22,585
Valuation allowance	(22,585)
Net deferred tax asset	$ -

Deferred taxes were calculated using a 21% federal rate.

Effective tax rate reconciliation
The income tax expense differs from the amount computed using the U.S. federal statutory income tax rate as follows:

	Amount	**Rate**
Loss before income taxes	$ (107,549)	
Income tax benefit at U.S. federal tax rate	(22,585)	-21.00%
State and local taxes, net of federal income tax effect	-	0.00%
Permanent differences	-	0.00%
Change in valuation allowance	22,585	21.00%
Total	$ -	0%

6. Income Tax Provision, Continued:

Net Operating Loss Carryforwards
As of June 30, 2026, the Company had federal net operating loss carryforwards ("NOLs") of approximately $22,585. Federal NOLs generated after 2017 may be carried forward indefinitely and are generally subject to an 80% taxable income limitation. The Company recorded a deferred tax asset of approximately $22,585 related to these NOLs and established a full valuation allowance. Accordingly, no net deferred tax asset was recognized as of June 30, 2026.

Valuation Allowance
Management evaluates deferred tax assets for recoverability on a quarterly basis in accordance with ASC 740. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectation of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors. As of June 30, 2026, based on the Company's history of earnings and its assessment of future earnings, management believes that it is more likely than not that future taxable income will not be sufficient to realize the deferred tax assets. Therefore, a valuation allowance has been applied to the deferred tax assets.

Uncertain Tax Positions
The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following examination.

As of June 30, 2026, the Company had no unrecognized tax benefits and no accrued interest or penalties for uncertain tax positions.

The Company remains subject to examination by federal and state taxing authorities for tax years beginning with 2025 (its first year of operations).

Stockholders' Equity Disclosure
During the year ended June 30, 2026, the Company issued 80,000 shares of common stock at a par value of $0.01 per share to Bridgeway Capital Partners LLC in exchange for a capital contribution of $80,000, consisting of $800 recorded as common stock and $79,200 recorded as additional paid-in capital. As of June 30, 2026, the Company had 590,154 shares of common stock issued and outstanding. Bridgeway Capital Partners LLC is the Company's parent entity and is therefore considered a related party. The issuance was accounted for as an equity contribution and disclosed in accordance with ASC 850, Related Party Disclosures.

7. Commitments and Contingencies:
The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. Additionally, the Company had no outstanding underwriting commitments as of June 30, 2026, including no underwriting transactions entered into or priced prior to year end that remained unsettled as of June 30, 2026.

8. Subsequent Events:
The Company has evaluated whether any events or transactions occurred subsequent to the date of the financial statement through August 24, 2026, which is the date the financial statement were available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statement.